UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 1-15256

BRASIL TELECOM S.A.

(Exact Name as Specified in its Charter)

Brazil Telecom Company

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

CANCELLATION OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Chairman of the Board of Directors of Brasil Telecom S.A. (“Company”) hereby announces the cancellation of the Extraordinary General Shareholders’ Meeting, which was to be held on July 29, 2011, at 10:30 a.m., at the Company’s headquarters, located at Rua General Polidoro, No. 99, 5th floor, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, in order to decide on the approval of the general conditions for the issuance of the Company’s Debentures, considering that the Company is renegotiating with Banco Santander (“Bank”) certain conditions of the transaction, such as the necessity of a guarantee. In addition, upon completion of said negotiations with the Bank, the transaction will be able to be submitted for deliberation by the Board of Directors of the Company, in light of recent changes to corporate legislations regarding the issuance of debentures.

Rio de Janeiro, July 26, 2011.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer